RECEIVED

GRUPO CARSO, S.A.B. DE C.V.

May 6, 2007

Securities and Exchange C[redacted]
Office of International Corp
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07023378

SUPPL

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Enclosed, find the unaudited consolidated financial statements as of March 31,2007 and 2006 for GRUPO CARSO, S.A.B. DE C.V.

This statements are the translated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

QUARTER: 1 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

AT MARCH 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

RECEIVED

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	85,367,992	100	88,070,695	100
s02	CURRENT ASSETS	42,898,918	50	45,702,518	52
s03	CASH AND SHORT-TERM INVESTMENTS	8,348,334	10	10,862,958	12
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	16,745,662	20	16,387,781	19
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	799,792	1	1,131,622	1
s06	INVENTORIES	16,490,388	19	16,083,724	18
s07	OTHER CURRENT ASSETS	514,742	1	1,236,433	1
s08	LONG-TERM	4,450,404	5	3,618,723	4
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	45,805	0	70,741	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	3,403,170	4	2,875,715	3
s11	OTHER INVESTMENTS	1,001,429	1	672,267	1
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	37,266,960	44	38,068,293	43
s13	LAND AND BUILDINGS	32,793,663	38	32,179,451	37
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	34,583,672	41	35,669,266	41
s15	OTHER EQUIPMENT	6,021,781	7	6,083,837	7
s16	ACCUMULATED DEPRECIATION	37,772,656	44	37,194,128	42
s17	CONSTRUCTION IN PROGRESS	1,640,500	2	1,329,867	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	201,746	0	190,471	0
s19	OTHER ASSETS	549,964	1	490,690	1
s20	TOTAL LIABILITIES	37,269,626	100	37,606,008	100
s21	CURRENT LIABILITIES	17,344,211	47	15,651,332	42
s22	SUPPLIERS	4,657,417	12	5,151,486	14
s23	BANK LOANS	2,061,785	6	1,297,444	3
s24	STOCK MARKET LOANS	610,661	2	156,285	0
s25	TAXES PAYABLE	2,904,090	8	2,268,234	6
s26	OTHER CURRENT LIABILITIES	7,110,258	19	6,777,883	18
s27	LONG-TERM LIABILITIES	12,076,889	32	14,113,511	38
s28	BANK LOANS	9,826,753	26	10,860,546	29
s29	STOCK MARKET LOANS	2,250,000	6	3,177,795	8
s30	OTHER LOANS	136	0	75,170	0
s31	DEFERRED LIABILITIES	44	0	166	0
s32	OTHER NON CURRENT LIABILITIES	7,848,482	21	7,840,999	21
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	48,098,366	100	50,464,687	100
s34	MINORITY INTEREST	7,413,443	15	9,609,684	19
s35	MAJORITY INTEREST	40,684,923	85	40,855,003	81
s36	CONTRIBUTED CAPITAL	8,551,265	18	8,559,093	17
s79	CAPITAL STOCK	6,433,956	13	6,441,784	13
s39	PREMIUM ON ISSUANCE OF SHARES	2,117,309	4	2,117,309	4
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	32,133,658	67	32,295,910	64
s42	RETAINED EARNINGS AND CAPITAL RESERVES	73,891,810	154	73,790,486	146
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(41,758,152)	(87)	(41,494,576)	(82)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 1 | YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	8,348,334	100	10,862,958	100
s46	CASH	1,078,892	13	1,356,489	12
s47	SHORT-TERM INVESTMENTS	7,269,442	87	9,506,469	88
s07	OTHER CURRENT ASSETS	514,742	100	1,236,433	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	103,808	20	840,692	68
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	410,934	80	395,741	32
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	201,746	100	190,471	100
s48	DEFERRED EXPENSES (NET)	120,442	60	107,496	56
s49	GOODWILL	77,661	38	77,665	41
s51	OTHER	3,643	2	5,310	3
s19	OTHER ASSETS	549,964	100	490,690	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	443,908	81	401,069	82
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	106,056	19	89,621	18
s21	CURRENT LIABILITIES	17,344,211	100	15,651,332	100
s52	FOREIGN CURRENCY LIABILITIES	1,211,642	7	2,094,747	13
s53	MEXICAN PESOS LIABILITIES	16,132,569	93	13,556,585	87
s26	OTHER CURRENT LIABILITIES	7,110,258	100	6,777,883	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	569,472	8	270,264	4
s89	INTEREST LIABILITIES	61,078	1	86,674	1
s68	PROVISIONS	2,665,411	37	2,528,029	37
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	3,814,297	54	3,892,916	57
s27	LONG-TERM LIABILITIES	12,076,889	100	14,113,511	100
s59	FOREIGN CURRENCY LIABILITIES	9,552,115	79	10,773,141	76
s60	MEXICAN PESOS LIABILITIES	2,524,774	21	3,340,370	24
s31	DEFERRED LIABILITIES	44	100	166	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	44	100	166	100
s32	OTHER NON CURRENT LIABILITIES	7,848,482	100	7,840,999	100
s66	DEFERRED TAXES	7,696,596	98	7,640,112	97
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	151,886	2	200,887	3
s79	CAPITAL STOCK	6,433,956	100	6,441,784	100
s37	CAPITAL STOCK (NOMINAL)	900,671	14	907,937	14
s38	RESTATEMENT OF CAPITAL STOCK	5,533,285	86	5,533,847	86

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 1 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	73,891,810	100	73,790,486	100
s93	LEGAL RESERVE	381,635	1	381,635	1
s43	RESERVE FOR REPURCHASE OF SHARES	3,293,583	4	824,994	1
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	68,277,950	92	70,499,330	96
s45	NET INCOME FOR THE YEAR	1,938,642	3	2,084,527	3
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(41,758,152)	100	(41,494,576)	100
s70	ACCUMULATED MONETARY RESULT	267,874	(1)	267,874	(1)
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(35,188,820)	84	(35,024,722)	84
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	13,220	0	12,889	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(1,286)	0	125,610	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(6,932,003)	17	(6,898,484)	17
s99	LABOR OBLIGATION ADJUSTMENT	(7,724)	0	(15,690)	0
s100	OTHER	90,587	0	37,947	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 1 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	1,219	27,794
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	25,554,707	30,051,186
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	1,022	1,026
s75	EMPLOYEES (*)	52,277	50,947
s76	WORKERS (*)	22,369	24,504
s77	OUTSTANDING SHARES (*)	2,336,728,700	2,355,578,700
s78	REPURCHASED SHARES (*)	408,271,300	389,421,300
s101	RESTRICTED CASH	619,944	570,492
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	22,944	24,432

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 1 YEAR: 2007

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	20,615,516	100	20,373,345	100
r02	COST OF SALES	15,315,020	74	15,240,335	75
r03	GROSS PROFIT	5,300,496	26	5,133,010	25
r04	OPERATING EXPENSES	2,712,424	13	2,592,342	13
r05	OPERATING INCOME	2,588,072	13	2,540,668	12
r06	INTEGRAL FINANCING COST	12,903	0	85,002	0
r07	INCOME AFTER INTEGRAL FINANCING COST	2,575,169	12	2,455,666	12
r08	OTHER EXPENSE AND INCOME (NET)	(101,427)	0	(269,829)	(1)
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	2,676,596	13	2,725,495	13
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	815,784	4	689,368	3
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	1,860,812	9	2,036,127	10
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	402,227	2	452,372	2
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	2,263,039	11	2,488,499	12
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,263,039	11	2,488,499	12
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	2,263,039	11	2,488,499	12
r19	NET INCOME OF MINORITY INTEREST	324,397	2	403,972	2
r20	NET INCOME OF MAJORITY INTEREST	1,938,642	9	2,084,527	10

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 1 | YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	20,615,516	100	20,373,345	100
r21	DOMESTIC	17,914,176	87	18,268,732	90
r22	FOREIGN	2,701,340	13	2,104,613	10
r23	TRANSLATED INTO DOLLARS (***)	244,326	1	189,634	1
r06	INTEGRAL FINANCING COST	12,903	100	85,002	100
r24	INTEREST EXPENSE	1,140,225	8837	926,969	1091
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	30	0	0	0
r26	INTEREST INCOME	873,472	6770	827,857	974
r46	OTHER FINANCIAL PRODUCTS	494	4	4,094	5
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(183,522)	(1422)	51,785	61
r28	RESULT FROM MONETARY POSITION	(69,864)	(541)	(61,801)	(73)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	815,784	100	689,368	100
r32	INCOME TAX	944,929	116	1,317,451	191
r33	DEFERRED INCOME TAX	(267,274)	(33)	(736,964)	(107)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	142,599	17	161,400	23
r35	DEFERRED EMPLOYEES' PROFIT SHARING	(4,470)	(1)	(52,519)	(8)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 1 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	20,615,517	20,373,346
r37	TAX RESULT FOR THE YEAR	2,883,536	3,775,090
r38	NET SALES (**)	93,461,465	83,644,317
r39	OPERATING INCOME (**)	13,215,325	10,064,229
r40	NET INCOME OF MAJORITY INTEREST (**)	7,668,359	9,818,025
r41	NET CONSOLIDATED INCOME (**)	9,305,966	11,428,506
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	624,952	603,808

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 1 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	20,615,516	100	20,373,345	100
rt02	COST OF SALES	15,315,020	74	15,240,335	75
rt03	GROSS PROFIT	5,300,496	26	5,133,010	25
rt04	OPERATING EXPENSES	2,712,424	13	2,592,342	13
rt05	OPERATING INCOME	2,588,072	13	2,540,668	12
rt06	INTEGRAL FINANCING COST	12,903	0	85,002	0
rt07	INCOME AFTER INTEGRAL FINANCING COST	2,575,169	12	2,455,666	12
rt08	OTHER EXPENSE AND INCOME (NET)	(101,427)	0	(269,829)	(1)
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	2,676,596	13	2,725,495	13
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	815,784	4	689,368	3
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	1,860,812	9	2,036,127	10
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	402,227	2	452,372	2
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	2,263,039	11	2,488,499	12
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,263,039	11	2,488,499	12
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,263,039	11	2,488,499	12
rt19	NET INCOME OF MINORITY INTEREST	324,397	2	403,972	2
rt20	NET INCOME OF MAJORITY INTEREST	1,938,642	9	2,084,527	10

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 1 | YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

GRUPO CARSO, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	20,615,516	100	20,373,345	100
rt21	DOMESTIC	17,914,176	87	18,268,732	90
rt22	FOREIGN	2,701,340	13	2,104,613	10
rt23	TRANSLATED INTO DOLLARS (***)	244,326	1	189,634	1
rt06	INTEGRAL FINANCING COST	12,903	100	85,002	100
rt24	INTEREST EXPENSE	1,140,225	8837	926,969	1091
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	30	0	0	0
rt26	INTEREST INCOME	873,472	6770	827,857	974
rt46	OTHER FINANCIAL PRODUCTS	494	4	4,094	5
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(183,522)	(1422)	51,785	61
rt28	RESULT FROM MONETARY POSITION	(69,864)	(541)	(61,801)	(73)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	815,784	100	689,368	100
rt32	INCOME TAX	944,929	116	1,317,451	191
rt33	DEFERRED INCOME TAX	(267,274)	(33)	(736,964)	(107)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	142,599	17	161,400	23
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	(4,470)	(1)	(52,519)	(8)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 1 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	624,952	603,808

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 1 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	2,263,039	2,488,499
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	(58,863)	(723,236)
c03	RESOURCES FROM NET INCOME FOR THE YEAR	2,204,176	1,765,263
c04	RESOURCES PROVIDED OR USED IN OPERATION	269,157	(702,045)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	2,473,333	1,063,218
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(3,478,744)	1,090,890
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(437,040)	(363,598)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(3,915,784)	727,292
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(491,323)	65,738
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(1,933,774)	1,856,248
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,282,108	9,006,710
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	8,348,334	10,862,958

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

QUARTER: 1 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	(58,863)	(723,236)
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	624,952	603,808
c41	+ (-) OTHER ITEMS	(683,815)	(1,327,044)
c04	RESOURCES PROVIDED OR USED IN OPERATION	269,157	(702,045)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	1,084,344	(515,867)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,060,479	218,757
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	84,344	(90,586)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(1,472,526)	(2,026,183)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(487,484)	1,711,834
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(3,478,744)	1,090,890
c23	+ BANK FINANCING	(4,616,125)	189,061
c24	+ STOCK MARKET FINANCING	(219,229)	108,042
c25	+ DIVIDEND RECEIVED	1,448,293	1,185,512
c26	+ OTHER FINANCING	(91,683)	(391,725)
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(437,040)	(363,598)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(756)	(3,599)
c31	(-) DIVIDENDS PAID	(363,993)	(123,740)
c32	+ PREMIUM ON ISSUANCE OF SHARES	(72,291)	(236,259)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(491,323)	65,738
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	52,660	769,326
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(247,254)	(432,582)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(307,929)	(59,131)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	11,134	75,050
c39	+ (-) OTHER ITEMS	66	(286,925)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 1 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 3.28		$ 4.14	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$ 3.98		$ 4.71	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ (0.10)	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 17.41		$ 17.34	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	2.34	times	1.50	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	12.40	times	6.28	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 1 YEAR: 2007

GRUPO CARSO, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REFP	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	10.97	%	12.21	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	18.84	%	24.03	%
p03	NET INCOME TO TOTAL ASSETS (**)	10.90	%	12.97	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	3.08	%	2.48	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.09	times	0.94	times
p07	NET SALES TO FIXED ASSETS (**)	2.50	times	2.19	times
p08	INVENTORIES TURNOVER (**)	4.19	times	3.89	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	63.57	days	62.95	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	25.62	%	29.17	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	43.65	%	42.69	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.77	times	0.74	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	28.88	%	34.21	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	32.40	%	37.07	%
p15	OPERATING INCOME TO INTEREST PAID	2.26	times	2.74	times
p16	NET SALES TO TOTAL LIABILITIES (**)	2.50	times	2.22	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.47	times	2.92	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.52	times	1.89	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.15	times	1.21	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	48.13	%	69.40	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	10.69	%	8.66	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	1.30	%	(3.44)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	2.16	times	1.14	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	88.83	%	149.99	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	11.16	%	(49.99)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	50.32	%	(658.03)	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 1 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A1	0.0000	16	2,336,728,700	0	2,336,728,700	0	900,671	0
TOTAL			2,336,728,700	0	2,336,728,700	0	900,671	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 2,336,728,700

NOTES

GRUPO CARSO, S.A.B. DE C.V.

RECEIVED

May 7th, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Attached, please find the English version of the Summary of the agreements adopted in the Ordinary Shareholders General Assembly of Grupo Carso, S.A.B. de C.V. held on April 26, 2007.

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

SUMMARY OF THE AGREEMENT ADOPTED AT THE ORDINARY SHAREHOLDERS GENERAL ASSEMBLY OF GRUPO CARSO, S.A.B. DE C.V., HELD ON APRIL 26, 2007.

ORDINARY SHAREHOLDERS GENERAL ASSEMBLY

A) Note was taken of the Shareholders' Letter, which was read at the Assembly by the Chairman of the Board of Directors.

B) It was considered as rendered, and approved on its terms, the General Director's report, presented to the Assembly, in relation to the course of business, and operations of Grupo Carso, S.A.B. de C.V. for the fiscal year that ended on December 31st, 2006.

C) It was considered as presented, and approved on its terms, the Board of Directors report on Main politics and Accounting and Information Criteria followed while preparing the Financial Information, and on the Operations and Activities in which such body participated, pursuant the Securities Market Act, during year 2006.

D) Due note was taken of the Committee's report regarding Corporate Practices, Audit, Finance and Planning, on the terms that was presented to the Assembly.

E) Due note was taken of the External Auditor's Expert Opinion, and Board of Directors opinion on the General Director's report referred to at the Securities Market Act.

F) Were considered as presented, and approved all items of the consolidated financial statements of Grupo Carso, S.A.B. de C.V. and subsidiaries as of December 31, 2006.

G) For the effects of the provision on Article 93-A of the Regulation of the Income Tax Act (Reglamento de la Ley del Impuesto Sobre la Renta), the assembly duly learned about the tax liabilities compliance to be met by the Corporation, on the terms it was informed on the subject.

H) Approved the following:

PROFIT DISTRIBUTION

(Thousands of Pesos)

Accumulated profits according to the financial statements with auditor's expert opinion as of December 31, 2006, including the net profit for fiscal year 2006 for the amount of $7,738,408, at the disposal of the Corporation's Stockholders General Assembly: $71,330,849.

Minus: Profits distributed to purchasing own stocks during the period between January 1st to April 26, 2007, in accordance with what was authorized by the Ordinary Stockholders General Assemblies held on April 21, 2005 and April 25, 2006: $72,214.

Minus: Amount being distributed for the payment to the stockholders of a cash dividend of $0.50 per every outstanding stock, coming from the balance of the Net Tax Profit Account, payable in only one exhibit, in exchange of coupon 16, as of July 17, 2007: 1,168,364. ***(1)***

No appropriation is made for legal reserve, in virtue that it has been met pursuant article 20 of the Mexican Corporate Law.

The accumulated profit balance which beside being at the disposal of the Stockholders General Assembly, is at the Board of Directors' disposal as well, with the exception of the total amount of the legal reserve, having been delegated in this latter body the broadest powers to allocate it entirely or partially, according to what it decides and is appropriate, to create or increase reserves and/or to its distribution as dividend (s) to the Corporation's stockholders: $ 70,090,271. ***(2)***

(1) Estimated amount considering a total of 2,336,728,700 outstanding stocks at the date of the Assembly.

(2) Amount subject to the deduction for the acquisition of stocks representing the capital stock, in accordance with the applicable resolutions of the Stockholders Assembly.

It was expressly authorized to run immediately the appropriate accounting entries, due to the approval of the profit distribution.

I) In relation to the acquisition of own stocks, the following resolutions were adopted:

1.- It was resolved to ratify the amount of MXN $3,293'582,997.00 (THREE BILLION TWO HUNDRED NINETY-THREE MILLION FIVE HUNDRED EIGHTY-TWO THOUSAND NINE HUNDRED NINETY-SEVEN AND 00/100 MXN), as the maximum amount of resources for the acquisition of own stocks, which is the remaining balance pending distribution of the sum, which in turn had been authorized by the Ordinary Stockholders Assembly, held on April 25, 2006; and it was established that such amount could be distributed to the effect during the rest of the fiscal year 2007, and, as the case maybe, later than the same.

2.- Were ratified the distributions undertaken by the Corporation for purchasing own stocks for an amount of MXN $282'595,681.00 (TWO HUNDRED EIGHTY-TWO MILLION FIVE HUNDRED NINETY-FIVE THOUSAND SIX HUNDRED EIGHTY-ONE AND 00/100 MXN), charged to the maximum amount of resources for the sum of MXN $3,576'178,678.00 (THREE BILLION FIVE HUNDRED SEVENTY-SIX MILLION ONE HUNDRED SEVENTY-EIGHT THOUSAND SIX HUNDRED SEVENTY-EIGHT AND 00/100 MXN), established for such effect by the Ordinary Stockholders General Assembly held on April 25, 2006.

3.- It was approved that the Corporation makes a start, charged to the maximum amount of resources, for the acquisition of stocks, representing its capital stock, pursuant the provision of the Securities Market Act, that apply, and under the terms and conditions determined, indistinctively, by the Board of Directors or by any of the persons in charge of the acquisition and placement of own stocks designated to them or that would be designated in the future, for which they shall have, including but not limited to, and accordingly to whatever is necessary or convenient, the following powers:

i) decide on the charges to the stockholders equity and/or the capital stock of the corresponding stock purchases, comprising in such determination the conversion of stocks it is about into treasury stocks, in the event that the respective purchases be charge to the capital stock, under that assumption, the resolution of the Stockholders Assembly would not be required;

ii) decide specifically on which account or accounts and/or reserves the purchases charged do the stockholders equity, shall be distributed, expressly establishing that such decision could comprise and affect the accumulated net profits;

iii) if necessary, create one or more accounts and/or one or more reserves of the stockholders equity to charge the resulting purchase of stock; and

iv) in general, take any action or any kind of measures and decisions deemed necessaries or convenient to carry out the acquisition and placement of stocks representing the capital stock of Grupo Carso, S.A.B. de C.V.

4.- It was expressly agreed that the Corporation shall defend, and hold harmless each one of the proprietor and substitute members of the Board Of Directors, the Chairman, the lifetime honorary Chairman, the Vice-chairman, the Treasurer, the Secretary and the Pro-Secretary of the said body, and to the persons in charge of the acquisition and placement of own stocks, the General Director, as well as any other officials, employees, delegates and attorneys-in-fact of the Corporation participating in any way in everything that is related to purchasing and placing the Corporation's stocks, representing its capital stock, from and against any claim or responsibility in which they could incur before any person or authority, as a consequence of the execution of the policies and agreements on the purchase of own stocks and the formalities and actions taken for the corresponding operations. The Corporation expressly obliges itself to respond in an unlimited way before those persons for any claim or responsibility in which regard they could incur for any cause and, if such were the case, the Corporation shall reimburse to each of them, all and every one of the amounts that for such motive they would have expended, including lawyers fees and other expenses.

5.- Were expressly confirmed the policies and agreements on the acquisition of own stocks which to that regard govern the Corporation, in an up-dated way, that in turn, were ratified at the Ordinary Stockholders General Assembly held on April 25, 2006.

6.- It was authorized, in agreement with the execution of all the resolutions adopted by the Assembly, to run in due time the appropriate accounting entries.

J) It was expressly ratified the management of the Board of Directors and of the General Director for the fiscal year 2006, and consequently released all persons whom acted as Members of the Board and with the appointed position, during such fiscal year, of any responsibility they could have incurred in the lawful performance of their corresponding positions.

K) The Assembly ratified and made its own the following Resolution: (i) V.1.4. adopted in the discussion of item V.1. of the Agenda at the Board of Directors meeting held on June 5, 2006, regarding the authorization to guarantee a syndicated loan, for the amount of up to USD $850 million dollars; and (ii) IV.1.7. adopted in the discussion of item IV.1. of the Agenda at the Board of Directors meeting held on August 7, 2006, regarding the authorization to carry out a Public Offering of Shares from Grupo Sanborns, S.A. de C.V.

L) It was approved that, from now on, the Board of Directors of Grupo Carso, S.A.B. de C.V., shall be composed as follows:

PROPRIETOR MEMBERS	SUBSTITUTE MEMBERS
1.- LIC. CARLOS SLIM DOMIT	1.- LIC. EDUARDO VALDÉS ACRA
2.- MR. RUBÉN AGUILAR MONTEVERDE	2.- ING. JULIO GUTIÉRREZ TRUJILLO
3.- ING. ANTONIO COSÍO ARIÑO	3.- ING. ANTONIO COSÍO PANDO
4.- ING. JAIME CHICO PARDO	4.- LIC. FERNANDO G. CHICO PARDO
5.- LIC. ARTURO ELÍAS AYUB	5.- ING. ALFONSO SALEM SLIM
6.- ING. CLAUDIO X. GONZÁLEZ LAPORTE	6.- LIC. DAVID IBARRA MUÑOZ
7.- C.P. JOSE HUMBERTO GUTIÉRREZ OLVERA Z.	7.- ING. ANTONIO GÓMEZ GARCÍA
8.- LIC. DANIEL HAJJ ABOUMRAD	8.- LIC. CARLOS HAJJ ABOUMRAD
9.- C.P. RAFAEL MOISÉS KALACH MIZRAHI	9.- -----------------
10.- LIC. JOSÉ KURI HARFUSH	10.- LIC. IGNACIO COBO GONZÁLEZ
11.- C.P. JUAN ANTONIO PÉREZ SIMÓN	11.- -----------------
12.- LIC. AGUSTÍN SANTAMARINA VÁZQUEZ	12.- -----------------
13.- LIC. FERNANDO SENDEROS MESTRE	13.- -----------------
14.- LIC. PATRICK SLIM DOMIT	14.- LIC. ALEJANDRO ABOUMRAD GABRIEL
15.- LIC. MARCO ANTONIO SLIM DOMIT	15.- ING. LUIS MANUEL HERNÁNDEZ GARCÍA
16.- LIC. FERNANDO SOLANA MORALES	16.- -----------------

M) Note was taken of the profile of the Board Members that were introduced to the assembly.

N) Were qualified as independents the following Proprietor Members: Mr. Rubén Aguilar Monteverde, Ing. Antonio Cosío Ariño, Ing. Claudio X. González Laporte, C.P. Rafael Moisés Kalach Mizrahi, Lic. José Kuri Harfush, C.P. Juan Antonio Pérez Simón, Lic. Agustín Santamarina Vázquez, Lic. Fernando Senderos Mestre and Lic. Fernando Solana Morales; and the following Substitute Members: Ing. Julio Gutiérrez Trujillo, Ing. Antonio Cosío Pando, Lic. David Ibarra Muñoz and Lic. Ignacio Cobo González; based on the documents that are in possession of the Corporation.

O) It was resolved that, from now on, the officials of the Board of Directors shall be the following: Lic. Carlos Slim Domit, Chairman; Lic. Patrick Slim Domit, Vice-president; C.P. Quintín Humberto Botas Hernández, Treasurer; Lic. Sergio F. Medina Noriega, Secretary; and Lic. Alejandro Archundia Becerra, Pro-Secretary; these three latter ones without being part of the Board. The foregoing was agreed without prejudice to the powers granted to the Board of Directors on the by-laws, regarding the officials' appointment to that body of the Corporation.

P) It was resolved to ratify Lic. José Kuri Harfush in the position of Chairman of the Corporate Practices and Audit Committee, without prejudice of the power that the Board of Directors has regarding the appointment and removal at any time of the other members composing the said Committee, same that was expressly confirmed.

Q) It was resolved to pay MXN $15,300.00 individually as professional fee to the Board Members, the Secretary and in its case, to the Pro-Secretary, for each Board of Directors meeting they attend to, the payment shall remain subject to the appropriate tax withdrawals, and that the professional fess for the Board Members' services as Chairmen, or members of a Committee shall be those, in that case, that the Corporation's Board of Directors would have decided or decides.

R) It was resolved to appoint Special Delegates to the Assembly Messrs. C.P. José Humberto Gutiérrez Olvera Zubizarreta, C.P. Quintín Humberto Botas Hernández, Lic. Sergio F. Medina Noriega and Lic. Alejandro Archundia Becerra, whom shall have the broadest powers, to: a) Appear before the Notary Public of their choice to notarize any

part of or all the minute of the assembly so that they themselves or any other person or persons designated, carry out the required registrations at the Public Trade Registry b) Prepare, and publish one or several notifications deemed appropriate regarding the resolutions adopted by the Assembly c) Issue the certified true copies of the Assembly minute or any parts of it, as well as the certified true copies as necessary or convenient to issue, and that are related to the Assembly; d) To make changes, adaptations, or adjustments that should be made to the Assembly minute, as a result of any observations or order received from the proper authorities and that the Delegates consider as suitable; and e) Take any action or formalities required so the resolutions of the Assembly be duly and entirely fulfilled and formalized. In exerting their powers, it was resolved that they could act indistinctively one or any of the appointed Special Delegates, individually.

END